Exhibit 4.4
Investor Agreement
The following terms constitute a binding agreement (“Agreement”) between you and LendingClub Corporation, a Delaware corporation (“LendingClub”, “we”, or “us”). This Agreement will govern all purchases of Member Payment Dependent Notes (“Notes”) that you may, from time to time, make from LendingClub. Please read this Agreement, the terms of use (“Terms of Use”) on LendingClub’s web site at www.Lendingclub.com and any subdomain thereof (the “Site”) and the Prospectus carefully and print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms of Use, consent to our privacy policy, agree to transact business with us and receive communications relating to the Notes electronically, and agree to have any dispute with us resolved by binding arbitration.
LendingClub has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-1 (No. 333-151827) (as amended from time to time, the “Registration Statement”) to register the continuous offering and sale of Notes issued by LendingClub. The Registration Statement includes a prospectus related to the offering of the Notes by LendingClub (as supplemented from time to time, the “Prospectus”), which is available on the Site. The Registration Statement became effective on October 10, 2008 pursuant to the rules and regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. You acknowledge that the Registration Statement has been delivered to you.
In consideration of the covenants, agreements, representations and warranties hereinafter set forth, and for other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:
1. Purchase of Notes. Subject to the terms and conditions of this Agreement, we will provide you the opportunity through the Site:
•	To review requests for consumer loans (“Member Loans”) that LendingClub has received from its borrower members (“Borrower Members”);

•	To purchase Notes with minimum denominations of $25 through the Site, each such Note associated with, and dependent on, a specific Member Loan; and

•	To instruct LendingClub to apply the proceeds from the sale of each Note you purchase to the funding of a specific Member Loan you have designated on the Site.

The purchase price for any Notes you purchase through the Site will equal 100% of the principal amount of the Notes that you decide to purchase. The Notes shall be issued pursuant to an indenture (the “Indenture”) between LendingClub and a trustee.
You must commit to purchase a Note through the Site to fund a Member Loan prior to the origination of that Member Loan. At the time you commit to purchase a Note you must have sufficient funds in your account with LendingClub to complete the purchase, and you will not have access to those funds after you make a purchase commitment unless and until LendingClub has notified you that the Member Loan will not be funded. Once you make a funding commitment, it is irrevocable regardless of whether the full amount of the Borrower Member’s loan request is funded. If the Member Loan does not close, then Lending Club will inform you and release you from your purchase commitment.
2. Issuance. Each time you purchase a Note, it will be issued immediately following the closing of the Member Loan that you have designated LendingClub to fund with the proceeds of your Note. Member Loans generally close at the end of their 14-day posting period unless (1) the Borrower Member declines the Member Loan prior to closing, in which case LendingClub will release you from your purchase commitment; (2) investor commitments for the entire amount of the Borrower Member’s loan request have been received earlier, in which case the Member Loan will close earlier; or (3) the loan request is canceled by LendingClub for reasons relating to the operation and integrity of the Site, for example if there is attempted fraud or the Borrower Member fails to verify information upon request by LendingClub.
3. Terms of the Notes. The Notes shall have the terms and conditions described in the Prospectus, the Indenture and the Note, which are exhibits to the Registration Statement of which the Prospectus forms a part and which are available for you to review on the Site. The interest rate, maturity and other terms of the corresponding Member Loans will be described in the Borrower Members’ loan requests on the Site, Borrower Agreements, Loan Agreements, and the corresponding Non-negotiable Promissory Notes. You understand and acknowledge that we may in our sole discretion, at any time and from time to time, amend or waive any term of a Member Loan, and we may in our sole discretion cancel any Member Loan that is more than 120 days delinquent.
4. Limited Repurchase Obligation for Identity Fraud. If the Member Loan you have designated for the proceeds of your purchase of a Note was obtained as a result of identity theft or fraud on the part of the purported Borrower Member, we will (a) notify you as soon as reasonably practicable upon our becoming aware of such a situation; and (b) repurchase your Note by crediting your account on LendingClub for the full principal amount of your Note. We may, in our reasonable discretion, require proof of the identity theft, such as a copy of the police report filed by the person whose identity was wrongfully used to obtain the fraudulently-induced Member Loan, before we credit your account and repurchase your Note. You agree that you will have no rights with respect to any such Notes except the crediting of the purchase price to your LendingClub account.
5. Your Covenants and Acknowledgements. You agree that you have no right to, and shall not, make any attempt, directly or through any third party, to collect from the Borrower Members on your Notes or the corresponding Member Loans. YOU UNDERSTAND AND ACKNOWLEDGE THAT BORROWER MEMBERS MAY DEFAULT ON THEIR PAYMENT OBLIGATIONS UNDER THE MEMBER LOANS AND THAT SUCH DEFAULTS WILL REDUCE THE AMOUNTS, IF ANY, YOU MAY RECEIVE UNDER THE TERMS OF ANY NOTES YOU HOLD ASSOCIATED WITH SUCH MEMBER LOANS. You and LendingClub agree that the Notes are intended to be indebtedness of LendingClub for U.S. federal income tax purposes. You agree that you will not take any position inconsistent with such treatment of the Notes for tax, accounting, or other purposes, unless required by law. You further acknowledge that the Notes will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the Prospectus. You acknowledge that you are prepared to bear the risk of loss of your entire purchase price for any Notes you purchase.
6. Your Financial Suitability Acknowledgments, Representations and Warranties. You represent and warrant that you satisfy the applicable minimum financial suitability standards and maximum investment limits, as set forth in the following sentence (or as set forth on the Site with regard to residents of the state in which you reside), and you agree to provide any additional documentation reasonably requested by us, as may be required by the securities administrators of certain states, to confirm that you meet such minimum financial suitability standards and maximum investment limits. You understand and confirm that you (a) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $70,000; or (b) have a net worth (determined with the same exclusions) of at least $250,000. In addition, you agree that you will not purchase Notes in an amount in excess of 10% of your net worth, determined exclusive of your home, home furnishings and automobile. You understand that the Notes will not be listed on any securities exchange, that there may be no, or only a limited, trading platform for the Notes, that any trading of Notes must be conducted in accordance with federal and applicable state securities laws and that Note purchasers should be prepared to hold the Notes they purchase until the Notes mature.
7. LendingClub’s Representations and Warranties. LendingClub represents and warrants to you, as of the date of this Agreement and as of any date that you commit to purchase Notes, that: (a) it is duly organized and is validly existing as a corporation in good standing under the laws of Delaware and has corporate power to enter into and perform its obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by LendingClub; (c) the Indenture has been duly authorized by LendingClub and qualified under the Trust Indenture Act of 1939 and constitutes a valid and binding agreement of LendingClub, enforceable against LendingClub in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws; (d) the Notes have been duly authorized and, following payment of the purchase price by you and electronic execution, authentication and delivery to you, will constitute valid and binding obligations of LendingClub enforceable against LendingClub in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws; (e) it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Notes; and (f) LendingClub has made commercially reasonable efforts to verify the identity of the Borrower Members obligated on the Member Loans that correspond to the Notes.
PAYMENT ON THE NOTES, IF ANY, DEPENDS ENTIRELY ON THE RECEIPT OF PAYMENTS BY LENDINGCLUB IN RESPECT OF THE CORRESPONDING MEMBER LOAN. LENDINGCLUB DOES NOT WARRANT OR GUARANTEE IN ANY MANNER THAT YOU WILL RECEIVE ALL OR ANY PORTION OF THE PRINCIPAL OR INTEREST YOU EXPECT TO RECEIVE ON ANY NOTE OR REALIZE ANY PARTICULAR OR EXPECTED RATE OF RETURN. THE AMOUNT YOU RECEIVE ON YOUR NOTE, IF ANY, IS SPECIFICALLY RESTRICTED TO PAYMENTS MADE BY US EQUAL TO THE PAYMENTS MADE BY THE BORROWER MEMBER UNDER A MEMBER LOAN TO WHICH YOU COMMITTED NET OF OUR ONE (1) PERCENT SERVICE CHARGE ON ALL BORROWER PAYMENTS. LENDINGCLUB DOES NOT MAKE ANY REPRESENTATIONS AS TO A BORROWER MEMBER’S ABILITY TO PAY AND DOES NOT ACT AS A GUARANTOR OF ANY CORRESPONDING MEMBER LOAN PAYMENT OR PAYMENTS BY ANY BORROWER MEMBER.
8. Your Representations and Warranties. You represent and warrant to LendingClub, as of the date of this Agreement and as of any date that you commit to purchase Notes, that: (a) you have the power to enter into and perform your obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by you; (c) you have received the Prospectus, the Indenture, and the form of the Note; (d) in connection with this Agreement, you have complied in all material respects with applicable federal, state and local laws; and (e) you have made your decisions in connection with your consideration of any loan requests on the Site in compliance with the Equal Credit Opportunity Act, 15 U.S.C. 1601 et seq., and its implementing Regulation B, 12 C.F.R. § 202 et seq., as such may be amended from time to time, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination.
9. No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Notes pursuant to this Agreement is an arm’s-length transaction between you and LendingClub. In connection with the purchase and sale of the Notes, LendingClub is not acting as your agent or fiduciary. LendingClub assumes no advisory or fiduciary responsibility in your favor in connection with the purchase and sale of the Notes. LendingClub has not provided you with any legal, accounting, regulatory or tax advice with respect to the Notes. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.
10. Limitations on Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON THE FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY OF THE OTHER.
11. Further Assurances. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.
12. Entire Agreement. Except as otherwise expressly provided herein, this Agreement represents the entire agreement between you and LendingClub regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between us.
13. Consent to Electronic Transactions and Disclosures. Because LendingClub operates only on the Internet, it is necessary for you to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Site or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a “Disclosure”). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.
Electronic Communications. Any Disclosures will be provided to you electronically through lendingclub.com either on our web site or via electronic mail to the verified email address you provided. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and a paper copy will be sent to you.
Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.
Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.
Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions, such as Internet Explorer 5.0 or above and Netscape Navigator 6.0 or above, or the equivalent software; and hardware capable of running this software.
Withdrawing Consent. You may withdraw your consent to receive Disclosures electronically by contacting us at the address below. If you have already purchased one or more loans, all previously agreed to terms and conditions will remain in effect, and we will send Disclosures to your verified home address provided during registration.
How to Contact Us regarding Electronic Disclosures. You can contact us via email at compliance@lendingclub.com or by calling Member Support at 866-754-4094. You may also reach us in writing to us at the following address: LendingClub Corporation, 440 North Wolfe Road, Sunnyvale, CA 94085, Attention: Compliance.
You will keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to support@Lendingclub.com or calling 866-754-4094. You also agree to update your registered residence address and telephone number on the web site if they change.
You will print a copy of this Agreement for your records and You agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Site.
14. Notices. All notices, requests, demands, required disclosures and other communications from Lending Club to you will be transmitted to you only by e-mail to the e-mail address you have registered on the Site or will be posted on the Site, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications from Wells Fargo Bank, National Association, the trustee under the Indenture for the Notes (the “Trustee”) to you will be transmitted to you only by e-mail to the e-mail address you have registered on the Site. If your registered e-mail address changes, you must notify LendingClub promptly. You also agree to promptly update your registered residence/mailing address on the Site if you change your residence. You shall send all notices or other communications required to be given hereunder to LendingClub via email at compliance@LendingClub.com or by writing to: LendingClub Corporation, 440 North Wolfe Road, Sunnyvale, CA 94085, Attention: Compliance. You may call LendingClub at 866-754-4094, but calling may not satisfy your obligation to provide notice hereunder or otherwise preserve your rights.
15. Miscellaneous. The terms of this Agreement shall survive until the maturity of the Notes purchased by you. The parties acknowledge that there are no third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights or responsibilities under this Agreement to any person without LendingClub’s prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this section shall be null and void. This Agreement shall be governed by the laws of the State of New York without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If at any time subsequent to the date hereof, any of the provisions of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality and unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provisions of this Agreement. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement in any way.
16. Arbitration.
a. Either party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this section 16 (the “Arbitration Provision”), unless you opt out as provided in section 16(b) below. As used in this Arbitration Provision, “Claim” shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and LendingClub

(or persons claiming through or connected with LendingClub), on the other hand, relating to or arising out of this Agreement, any Note, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of section 16(f) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.
b. You may opt out of this Arbitration Provision for all purposes by sending an arbitration opt out notice to LendingClub Corporation, 440 N Wolfe Road, Sunnyvale, California 94085, Attention: Loan Processing Department, that is received at the specified address within 30 days of the date of your electronic acceptance of the terms of this Agreement. The opt out notice must clearly state that you are rejecting arbitration; identify the Agreement to which it applies by date; provide your name, address, and social security number; and be signed by you. You may send the opt out notice in any manner you see fit as long as it is received at the specified address within the specified time. No other methods can be used to opt out of this Arbitration Provision. If the opt out notice is sent on your behalf by a third party, such third party must include evidence of his or her authority to submit the opt out notice on your behalf.
c. The party initiating arbitration shall do so with the American Arbitration Association (the “AAA”) or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.
d. If we elect arbitration, we shall pay all the administrator’s filing costs and administrative fees (other than hearing fees). lf you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator’s rules. We shall pay the administrator’s hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator’s rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorneys’ fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.
e. Within 30 days of a final award by the arbitrator, any party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, any opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator’s rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (“FAA”), and may be entered as a judgment in any court of competent jurisdiction.
f. We agree not to invoke our right to arbitrate an individual Claim you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (a) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; nor (b) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this section 16(f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this section 16(f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

g. This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.
h. This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any loan or Note or any other promissory note(s) which you owe, or any amounts owed on such loans or notes, to any other person or entity. If any portion of this Arbitration Provision other than section 16(f) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If an arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in section 16(f) are finally adjudicated pursuant to the last sentence of section 16(f) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.
THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY.
16. Waiver of Jury Trial. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE CORRESPONDING MEMBER LOAN OR ANY OTHER AGREEMENTS RELATED THERETO.